UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑  ANNUAL REPORT PURSUANT TO SECTION 15(d)
     OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2005

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d)
     OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to_______________

Commission file number 1-3863

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Harris Corporation Retirement Plan

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Harris Corporation 1025 West NASA Blvd. Melbourne, Florida 32919

HARRIS CORPORATION
RETIREMENT PLAN
Financial Statements and Supplemental Schedule

June 30, 2005 and 2004 and
for the Year Ended June 30, 2005

HARRIS CORPORATION RETIREMENT PLAN
June 30, 2005

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Information:

Schedule of Assets (Held at End of Year)	9

Exhibits:

Exhibit 23 Consent of Independent Registered Public Accounting Firm
Consent of Hoyman Dobson & Company, P.A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants, Plan Administrator and the Harris Corporation Employee Benefits Committee
Harris Corporation Retirement Plan
We have audited the accompanying statements of net assets available for benefits of the Harris Corporation Retirement Plan (the “Plan”) as of June 30, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended June 30, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2005 and 2004, and the changes in net assets available for benefits for the year ended June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Hoyman, Dobson & Company, P.A.
Melbourne, Florida
December 6, 2005

HARRIS CORPORATION RETIREMENT PLAN
Statements of Net Assets Available for Benefits

	June 30
	2005	2004
ASSETS

Investments at fair value:
Common stocks	$594,173,911	$599,497,153
Registered investment companies	237,313,330	211,125,960
Common/collective trust funds	860,924,212	745,786,704
Guaranteed investment contracts, at contract value	508,673,004	508,034,345
Corporate bonds and debentures	1,084,013	1,183,636
Real estate investments	2,116,577	2,809,261
Participant loans	27,460,670	25,851,307

Total investments	2,231,745,717	2,094,288,366

Receivables:	—	—
Contributions receivable:
Harris Corporation	44,447,187	32,109,232
Participants	3,635,631	2,938,388
Accrued interest and dividends	149,596	329,606
Due from broker for securities sold	4,680,375	1,108,730

Total receivables	52,912,789	36,485,956

Cash and Cash Equivalents	4,661,045	2,226,832

Total assets	2,289,319,551	2,133,001,154

LIABILITIES

Due to participants	42,199	1,391,737
Accrued expenses	537,232	664,375
Due to broker for securities purchased	3,362,439	763,788

Total liabilities	3,941,870	2,819,900

Net assets available for benefits	$2,285,377,681	$2,130,181,254

The accompanying notes are an integral part of these financial statements.

HARRIS CORPORATION RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended June 30, 2005

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$135,074,370
Interest	4,836,158
Dividends	10,981,529

Total investment income	150,892,057

Contributions:
Participant rollovers	6,341,132
Employer profit sharing	42,316,386
Employer matching	33,545,714
Employee	64,882,286

Total contributions	147,085,518

Transfer of assets into the Plan	25,815,812

Total additions	323,793,387

Deductions from net assets attributed to:
Benefits paid to participants	164,890,628
Administrative expenses	3,359,125
Transfer of assets out of the Plan	347,207

Total deductions	168,596,960

Net increase	155,196,427

Net assets available for benefits:
Beginning of year	2,130,181,254

End of year	$2,285,377,681

The accompanying notes are an integral part of these financial statements.

HARRIS CORPORATION RETIREMENT PLAN
Notes to the Financial Statements
June 30, 2005 and 2004
NOTE 1 – DESCRIPTION OF PLAN
The following description of the Harris Corporation Retirement Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
A.	General – The Plan is a defined contribution plan with a 401(k) feature covering substantially all eligible employees of Harris Corporation and certain of its subsidiaries (collectively, the “Company” or “Employer”) as defined in the Plan document. The Plan Administrator is the Harris Corporation Employee Benefits Committee comprised of persons appointed by Harris Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. In November 2004, the Company acquired Encoda Systems Holdings, Inc. Accordingly, on April 1, 2005, $25,815,812 of assets of the Encoda Systems, Inc. Profit Sharing Plan and Trust transferred into the Plan. Effective May 2004, the Company sold the Network Support Division’s Camarillo business unit to Fluke Electronics Corporation, a subsidiary of Danaher Corporation. Accordingly, $347,207 of outstanding loans rolled into the Danaher Corporation and Subsidiaries Savings Plan during the Plan year ending June 30, 2005.

B.	Contributions – Participants may contribute a percent of both pre-tax and after-tax eligible compensation, as defined in the Plan and subject to Internal Revenue Code limitations. Participants who are age 50 or older by the end of the Plan year can contribute an additional amount above the annual limitation, as defined in the Plan document. The Company shall match 100% of pre-tax and after-tax contributions subject to a limit of 6% of eligible compensation for any eligible employee who has completed one year of service. Participants who have made no elections with regard to pre-tax or after-tax contributions will be deemed to have made an election to defer 6% of eligible compensation on a pre-tax basis. For Plan years ending prior to June 30, 2005, the Employer had an obligation to make a profit sharing contribution to the Plan in the amount of 11.5% of adjusted consolidated net income as defined in the Plan. Such contribution is allocated to eligible participants as defined in the Plan who have completed one year of service and were employed on the last day of the Plan year. Effective for Plan years commencing after June 30, 2005, the Plan has a new profit sharing formula that is tied to the Company’s earnings per share and related targets. The new formula is set forth in the Plan document. The Employer may also make additional discretionary profit sharing contributions which are allocated to eligible employees based on compensation and excess compensation as defined in the Plan document.

C.	Payments of Benefits – Prior to termination of employment, a participant may withdraw all or any portion of his or her after-tax account balance or rollover balance. Upon death, disability, retirement, termination of employment or financial hardship a participant may elect to receive either a lump-sum amount equal to the participant’s vested interest in his or her account, or installments over a future period.

D.	Participant Loans – The loan program permits employees to borrow against their pre-tax, after-tax and rollover contributions. Employees may borrow in increments of $100 from a minimum of $500 to a maximum of $50,000, within certain limitations established by the Plan. Payback periods range from one to five years at the option of the participant and may be longer when existing loans are transferred into the Plan. Interest rates are established by the Company based on market rates. The outstanding loans have been established as a separate fund.

E.	Participant Accounts – Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching contribution, (b) the Company’s profit sharing contribution, (c) the Company’s additional discretionary profit sharing contribution, if any, and, (d) Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

HARRIS CORPORATION RETIREMENT PLAN
Notes to Financial Statements
June 30, 2005 and 2004
NOTE 1 – DESCRIPTION OF THE PLAN (CONTINUED)
F.	Vesting – Participants are immediately vested in their pre-tax and after-tax contributions plus actual earnings thereon. Vesting in the Employer matching, profit sharing and discretionary contributions plus earnings is based on years of continuous service. A participant is 100% vested after six years of credited service, based on the following schedule:

Years of Service	Vesting Percentage
Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years or more	100%
G.	Forfeitures – A participant who terminates employment for reasons other than retirement or other specified circumstances and is not 100% vested will forfeit the non-vested portion of the Company’s contributions unless the participant returns to employment within five years. The forfeited contributions are used first to restore recently located missing participants, as defined in the Plan; next, to restore accounts of participants who were reemployed prior to incurring a break in service of five consecutive years; next, to fund any matching or profit sharing contributions to be allocated to participants who are reemployed after a period of qualified military service, as defined in the Plan; and finally, to reduce future contributions to the Plan by the Company. Forfeited amounts included in Plan assets at June 30, 2005 and 2004 were $138,123 and $4,182,635, respectively. For the year ended June 30, 2005 Employer contributions were reduced by $4,702,810 from forfeited nonvested accounts.

H.	Plan Termination – Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

I.	Investment Options – Upon enrollment into the Plan, a participant may direct Employer and Employee contributions in any of several investment options, except that profit sharing contributions may not be invested in the Harris Stock Fund. The investment options are fully described in the “Employer Summary Plan Description.” Elections to change funds can be made daily; however, amounts in the Stable Value Fund, which is comprised of unallocated insurance contracts, cannot be transferred directly to the Money Market Fund. A participant may not transfer amounts from other investment funds to the Harris Stock Fund and other limitations described in the Plan.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting – The accounting records of the Plan are maintained on the accrual basis.

HARRIS CORPORATION RETIREMENT PLAN
Notes to Financial Statements
June 30, 2005 and 2004
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Valuation of Investments – The Plan’s investments are stated at fair value. Quoted market prices are used when available, to value investments. Investments for which quoted market values are not available are stated at fair values reported by the trustee or investee company. Participant loans are valued at their outstanding balances, which approximate fair value. Guaranteed investment contracts held in the Plan’s Stable Value Fund are fully benefit-responsive. In accordance with AICPA Statement of Position No. 94-4 “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans,” these contracts are recorded at contract value, which approximates fair value. The average effective yield for the years ended June 30, 2005 and 2004 was 4.27% and 3.49%, respectively. Crediting interest rates range from 2.83% to 7.42% at June 30, 2005 and from 1.79% to 7.42% at June 30, 2004. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation (depreciation) in fair value of investments represents the sum of the unrealized appreciation or depreciation in aggregate fair value of investments and the realized gain or loss on sale of investments.
Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.
Administrative Expenses – Unless otherwise elected by Harris Corporation, all ordinary and extraordinary charges and expenses incurred by the Trustee in connection with the administration of the Plan are paid by the Trustee from the assets of the Trust.
NOTE 3 – RECLASSIFICATIONS
Certain reclassifications have been made to the June 30, 2004 financial statements in order for them to conform to the June 30, 2005 presentation.
NOTE 4 – INVESTMENTS
Assets are held in a Master Trust. No other designated employee benefit plans of the Company are held in this trust at June 30, 2005.
During the year ended June 30, 2005, the Plan’s investments (including investments bought, sold and held during the years) appreciated(depreciated) in value as follows:

Net appreciation(depreciation) in fair value as determined by quoted market prices:
Common stocks	$30,886,781
Registered investment companies	17,549,411
Corporate bonds and debentures	(99,624)
Real estate investments	31,291,927

79,628,495

Net appreciation in fair value as determined by investee company:
Common/collective trusts	54,932,361
Guaranteed investment contracts	513,514

55,445,875

Total net appreciation in fair value	$135,074,370

HARRIS CORPORATION RETIREMENT PLAN
Notes to Financial Statements
June 30, 2005 and 2004
NOTE 4 – INVESTMENTS (CONTINUED)
The fair value of individual investments that represent 5% or more of Plan net assets at June 30, 2005 and 2004 is as follows:

	2005	2004
MFB NTGI-QM Collective Daily Russell 1000 Equity Index Fund	$214,365,209	$—
MFB NTGI-QM Collective Daily S&P 500 Equity Index Fund	256,845,027	422,353,742
MFO Bank of New York Collective TR Aggregate Index Fund	247,248,311	223,907,365
NOTE 5 – RELATED-PARTY TRANSACTIONS
Certain Plan investments are shares of common stock of Harris Corporation and balances in a common collective trust fund managed by Northern Trust. Harris Corporation is the Plan sponsor and Northern Trust is the Trustee as defined by the Plan, and, therefore, these transactions qualify as exempt party-in-interest transactions.
Harris Corporation common stock is included with other common stock at June 30, 2005 and 2004 as follows:

	2005		2004
	Shares	Fair Value	Shares	Fair Value
Harris Corporation common stock	3,063,887	$95,623,913	3,080,556	$78,169,108

On February 25, 2005, Harris Corporation’s Board of Directors approved a two-for-one stock split in the form of a 100 percent stock dividend to its stockholders of record on March 14, 2005. All shares and per share amounts in the Audited Financial Statements reflect the stock split, applied retroactively for all periods presented.
Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During the year ended June 30, 2005, the Plan made purchases of approximately $11,012,145 and sales of approximately $10,260,256 of the Company’s common stock.
NOTE 6 – TAX STATUS
The Plan obtained its latest determination letter on April 21, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under Section 401(a) and the related trust is tax-exempt as of June 30, 2005. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
NOTE 7 – CONCENTRATION OF CREDIT RISK
Cash amounts at the Trustee may exceed the $100,000 federally insured limit from time to time.
The Plan provides for investments in various investment securities, which, in general, are exposed to certain risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the statement of net assets available for benefits.

SUPPLEMENTAL INFORMATION

Harris Corporation Retirement Plan

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 30, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
		(In Shares/Par Value except Participant Loans)		(In Thousands)

Corporate Debt Instruments — Other

	LUCENT TECHNOLOGIES INC SUB DEB CONV 8 DUE 08-01-2031/08-15-2006 REG PUT	1,055,000.00	867,095.90	1,084,012.50

	Total Corporate Debt Instruments — Other			1,084,012.50

Corporate Common Stock

	#REORG/ACCREDO HLTH INC CASH & STK MERGER TO SEC # 2003794 EFF 8/18/05	5,937.00	154,946.63	269,539.80
	#REORG/GREAT LAKES CHEM CORP STK MRGR CHEMTURA CORP SEC # 2014637 EFF 7/1/05	32,200.00	1,354,824.89	1,013,334.00
	#REORG/NEXTEL COMMUN INC CL A COM CSH & STK MRGR TO SEC # 2842635 EFF 8/12/05	28,100.00	619,412.77	907,911.00
	1ST CMNTY BANCORP CAL COM	5,000.00	192,324.75	237,500.00
	3M CO COM	31,400.00	2,082,946.62	2,270,220.00
	99 CENTS ONLY STORES COM	7,766.00	212,033.07	98,705.86
	ABAXIS INC COM COM	15,635.00	214,289.13	170,108.80
	ABBOTT LAB COM	57,900.00	2,481,869.85	2,837,679.00
	ABBOTT LAB COM	49,700.00	1,923,676.30	2,435,797.00
	ADOBE SYS INC COM	17,600.00	386,649.23	503,712.00
	ADR BP P L C SPONSORED ADR	49,656.00	1,865,879.84	3,097,541.28
	ADR DESARROLLADORA HOMEX S A DE CV SPONSORED ADR	5,550.00	99,243.03	152,181.00
	ADR HDFC BK LTD ADR REPSTG 3 SHS	10,525.00	315,281.21	489,517.75
	ADR ICON PUB LTD CO	10,075.00	333,224.62	349,602.50
	ADR NOKIA CORP SPONSORED ADR	122,600.00	1,761,598.29	2,040,064.00
	ADR SONY CORP AMER DEPY RCPT FOR DOLLAR-VALIDATED COM BKD BY 1 SH COM	45,400.00	1,652,740.17	1,563,576.00
	AFFILIATED COMPUTER SVCS INC CL A COM	11,800.00	570,854.87	602,980.00
	AGILENT TECHNOLOGIES INC COM	29,500.00	653,519.72	679,090.00
	ALCOA INC COM STK	83,600.00	2,344,893.68	2,184,468.00
	ALLTEL CORP COM	58,700.00	2,588,869.13	3,655,836.00
	ALTERA CORP COM	43,260.00	938,105.62	857,413.20
	ALTRIA GROUP INC COM	16,200.00	579,248.19	1,047,492.00
	AMAZON COM INC COM	40,900.00	1,379,566.78	1,352,972.00
	AMBAC FNCL GROUP COM STK	11,600.00	765,045.55	809,216.00
	AMER EXPRESS CO COM	48,800.00	1,860,145.06	2,597,624.00
	AMER EXPRESS CO COM	32,500.00	1,132,140.14	1,729,975.00
	AMERADA HESS CORP COM	37,400.00	2,044,045.15	3,983,474.00
	AMERIGROUP CORP COM	13,975.00	215,094.56	561,795.00
	AMERN HEALTHWAYS INC	10,250.00	166,265.68	433,267.50
	AMERN INTL GROUP INC COM	64,209.00	4,048,592.96	3,730,542.90
	AMERN INTL GROUP INC COM	41,500.00	2,357,817.15	2,411,150.00
	AMERN PWR CONVERSION CORP COM	7,300.00	169,582.32	172,207.00
	AMGEN INC COM	14,700.00	802,210.21	888,762.00
	AMIS HLDGS INC COM	24,075.00	346,169.14	321,160.50
	AMPHENOL CORP NEW CL A	2,600.00	103,684.58	104,442.00
	AMSURG CORP COM	33,850.00	685,059.51	937,306.50
	ANADARKO PETRO CORP COM	28,400.00	1,256,368.70	2,333,060.00
	ANALOG DEVICES INC COM	40,900.00	1,962,141.72	1,525,979.00

Harris Corporation Retirement Plan

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 30, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
		(In Shares/Par Value except Participant Loans)		(In Thousands)

Corporate Common Stock

	ANALOG DEVICES INC COM	57,700.00	2,030,050.81	2,152,787.00
	ANHEUSER BUSCH COS INC COM	87,100.00	4,212,507.35	3,984,825.00
	APOLLO GROUP INC CL A	9,500.00	720,398.67	743,090.00
	APPLIED MATERIALS INC COM	83,100.00	1,557,844.66	1,344,558.00
	ARGON ST INC COM	4,200.00	120,770.76	149,100.00
	AT&T CORP COM NEW	108,050.00	2,308,158.45	2,057,272.00
	AUTO DATA PROCESSING INC COM	29,300.00	1,272,263.82	1,229,721.00
	AVERY DENNISON CORP COM	26,900.00	1,435,073.74	1,424,624.00
	AVON PRODS INC COM USD0.25	28,400.00	1,153,376.18	1,074,940.00
	BAKER HUGHES INC COM	18,400.00	643,132.45	941,344.00
	BANK AMER CORP COM COM	38,260.00	1,515,531.07	1,745,038.60
	BANK AMER CORP COM COM	86,578.00	2,206,517.14	3,948,822.58
	BAXTER INTL INC COM	29,700.00	1,433,845.26	1,101,870.00
	BAXTER INTL INC COM	70,300.00	1,751,636.95	2,608,130.00
	BEA SYS INC COM	124,200.00	1,475,681.97	1,090,476.00
	BECKMAN COULTER INC COM	9,600.00	641,539.62	610,272.00
	BEST BUY INC COM STK	15,000.00	1,008,717.55	1,028,250.00
	BIG 5 SPORTING GOODS CORP COM	12,050.00	180,533.92	341,979.00
	BJ SVCS CO COM	18,900.00	677,940.58	991,872.00
	BK OF IRELAND ORD STK EUR0.64	87,000.00	1,193,273.32	1,402,949.58
	BK OF THE OZARKS INC COM	7,850.00	217,043.52	257,794.00
	BLUE NILE INC COM	4,300.00	107,020.99	140,567.00
	BOEING CO COM	35,800.00	1,648,334.40	2,362,800.00
	BRISTOL MYERS SQUIBB CO COM	150,000.00	5,828,726.69	3,747,000.00
	BROWN & BROWN INC COM	11,075.00	377,411.74	497,710.50
	BSTN SCIENTIFIC CORP COM	58,700.00	1,845,962.15	1,584,900.00
	C H ROBINSON WORLDWIDE INC COM	2,700.00	138,243.34	157,140.00
	CABOT MICROELECTRONICS CORP COM	5,575.00	293,392.92	161,619.25
	CADENCE DESIGN SYS INC COM	42,800.00	616,813.45	584,648.00
	CALAMOS ASSET MGMT INC CL A COM STK	6,373.00	119,006.30	173,600.52
	CAMPBELL SOUP CO COM	80,400.00	2,608,664.95	2,473,908.00
	CARTER INC FORMERLY CARTER HLDGS INC TO COM COM	2,950.00	77,600.75	172,221.00
	CENDANT CORP COM STK	66,700.00	1,424,890.00	1,492,079.00
	CHARLES RIV LAB INTL INC COM	5,475.00	166,834.92	264,168.75
	CHEVRON CORP COM	97,078.00	3,271,278.94	5,428,601.76
	CHICOS FAS INC COM	10,579.00	101,088.02	362,648.12
	CHUBB CORP COM	26,500.00	1,674,052.59	2,268,665.00
	CINTAS CORP COM	8,400.00	375,856.46	324,240.00
	CISCO SYS INC COM	239,800.00	5,527,715.51	4,582,578.00
	CISCO SYS INC COM	53,600.00	936,129.94	1,024,296.00
	CITIGROUP INC COM	37,300.00	785,792.80	1,724,379.00
	CLOROX CO COM	9,600.00	620,433.39	534,912.00
	CLOROX CO COM	4,500.00	141,860.32	250,740.00
	COCA COLA CO COM	69,500.00	3,181,088.54	2,901,625.00
	COCA COLA CO COM	100,100.00	4,129,156.15	4,179,175.00
	COGNIZANT TECH SOLUTIONS CORP CL A	9,387.00	113,279.18	442,409.31
	COLGATE-PALMOLIVE CO COM	23,400.00	1,229,904.74	1,167,894.00
	COLGATE-PALMOLIVE CO COM	75,400.00	3,623,034.69	3,763,214.00
	COMCAST CORP NEW CL A	11,200.00	362,688.76	343,840.00
	COMCAST CORP NEW CL A	124,306.00	3,614,837.01	3,816,194.20
	CONAGRA FOODS INC	48,400.00	1,195,235.33	1,120,944.00
	CONSTELLATION ENERGY GROUP INC COM	40,900.00	1,092,409.01	2,359,521.00
	COOPER INDUSTRIES INC COM	37,600.00	1,366,340.38	2,402,640.00
	COPART INC COM	24,550.00	480,411.54	584,290.00
	CORPORATE EXECUTIVE BRD CO COMMON STOCK	2,050.00	122,363.06	160,576.50

Harris Corporation Retirement Plan

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 30, 2005

(a)		(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
			(In Shares/Par Value except Participant Loans)		(In Thousands)

Corporate Common Stock

		COST PLUS INC CAL COM	10,250.00	291,543.14	255,635.00
		COSTAR GROUP INC COM	1,600.00	48,434.07	69,760.00
		CRA INTL INC COM COM	2,575.00	60,081.16	138,663.75
		CVS CORP COM STK	14,400.00	359,214.31	418,608.00
		DANAHER CORP COM	9,900.00	344,590.09	518,166.00
		DELL INC COM STK	87,900.00	2,896,244.26	3,472,929.00
		DIRECT GEN CORP COM STK	6,600.00	205,001.05	122,826.00
		DISNEY WALT CO COM	19,617.00	557,192.48	493,956.06
		DISNEY WALT CO COM	113,700.00	2,871,814.09	2,862,966.00
		DOLLAR TREE STORES INC COM	5,944.00	166,117.32	142,656.00
		DORAL FINL CORP COM	10,680.00	293,449.44	176,647.20
		DOW CHEM CO COM	3,800.00	109,001.98	169,214.00
		DOW JONES & CO INC COM	72,900.00	3,379,423.51	2,584,305.00
		DTS INC COM	7,350.00	172,407.32	131,050.50
		DU PONT E I DE NEMOURS & CO COM STK	49,400.00	2,110,348.69	2,124,694.00
		DUKE ENERGY CORP COM STK	120,200.00	2,978,238.87	3,573,546.00
		EASTMAN KODAK CO COM	84,100.00	3,132,591.95	2,258,085.00
		EATON CORP COM	15,800.00	943,393.28	946,420.00
		EBAY INC COM	44,400.00	1,182,611.26	1,465,644.00
		ECHOSTAR COMMUNICATIONS CORP NEW CL A	13,000.00	734,672.55	391,950.00
		ECHOSTAR COMMUNICATIONS CORP NEW CL A	16,100.00	470,863.33	485,415.00
		ELI LILLY & CO COM	29,059.00	1,795,482.40	1,618,876.89
		EMC CORP COM	125,800.00	2,149,745.06	1,724,718.00
		EMERSON ELEC CO COM	16,000.00	823,260.87	1,002,080.00
		ENCYSIVE PHARMACEUTICALS INC COM COM	7,175.00	81,351.93	77,561.75
		EXXON MOBIL CORP COM	103,626.00	3,127,918.41	5,955,386.22
		FACTSET RESH SYS INC COM	20,212.00	545,485.50	724,398.08
		FHLMC COM COM	4,700.00	250,602.76	306,581.00
		FIRSTENERGY CORP COM	39,535.00	1,013,751.34	1,902,028.85
		FNMA COM STK	34,200.00	1,869,342.49	1,997,280.00
		FORTUNE BRANDS INC COM STK	28,800.00	805,851.04	2,557,440.00
		GEN ELEC CO COM	252,500.00	8,220,058.06	8,749,125.00
		GEN ELEC CO COM	162,500.00	5,295,969.85	5,630,625.00
		GEN MILLS INC COM	49,800.00	1,919,549.57	2,330,142.00
		GENENTECH INC COM STK	34,200.00	1,706,375.69	2,745,576.00
		GENERAL MOTORS CORP COMMON STOCK	16,500.00	607,080.36	561,000.00
		GENTEX CORP COM	16,900.00	283,884.90	307,580.00
		GENUINE PARTS CO COM	49,500.00	1,506,956.01	2,033,955.00
		GILLETTE CO COM	59,400.00	2,479,189.58	3,007,422.00
		GOLDMAN SACHS GROUP INC COM	5,500.00	499,689.14	561,110.00
		GOOGLE INC CL A	6,300.00	1,213,056.50	1,853,145.00
		GUITAR CTR INC COM	12,150.00	546,603.72	709,195.50
	*	HARRIS CORP COM	3,063,887.00	50,641,477.63	95,623,913.27
		HBR FLA BANCSHARES INC COM	5,275.00	127,068.82	197,496.00
		HERCULES INC VTG COM	68,400.00	2,131,855.33	967,860.00
		HERSHEY CO FORMERLY HERSHEY FOODS CORP TO 04/19/2005 COM COM	8,400.00	535,278.11	521,640.00
		HEWLETT PACKARD CO COM	184,004.00	4,592,710.37	4,325,934.04
		HIBBETT SPORTING GOODS INC COM	9,080.00	111,120.96	343,587.20
		HILTON HOTELS CORP COM	32,300.00	458,380.06	770,355.00
		HOME DEPOT INC COM	47,400.00	1,721,043.26	1,843,860.00
		HOME DEPOT INC COM	49,000.00	1,174,206.15	1,906,100.00
		HONEYWELL INTL INC COM STK	15,200.00	549,487.47	556,776.00
		HONEYWELL INTL INC COM STK	119,000.00	4,146,501.95	4,358,970.00
		HURON CONSULTING GROUP INC COM STK	825.00	16,807.74	19,428.75

Harris Corporation Retirement Plan

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 30, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
		(In Shares/Par Value except Participant Loans)		(In Thousands)

Corporate Common Stock

	ICU MED INC COM	5,925.00	178,873.98	190,607.25
	INTEGRATED CIRCUIT SYS INC COM NEW COM STK	22,525.00	537,384.92	464,916.00
	INTEL CORP COM	251,600.00	7,546,689.38	6,556,696.00
	INTEL CORP COM	66,900.00	1,447,282.77	1,743,414.00
	INTL BUSINESS MACHS CORP COM	23,500.00	2,255,990.89	1,743,700.00
	INTL BUSINESS MACHS CORP COM	36,000.00	2,729,973.88	2,671,200.00
	INTL FLAVORS & FRAGRANCES INC COM	39,500.00	1,541,696.90	1,430,690.00
	INTL PAPER CO COM	107,696.00	3,908,922.24	3,253,496.16
	INTUIT COM	12,400.00	509,166.17	559,364.00
	IPASS INC COM	15,675.00	185,182.24	94,990.50
	J2 GLOBAL COMMUNICATONS INC COM NEW	5,875.00	199,063.63	202,335.00
	JACKSON HEWITT TX SVC INC COM	6,175.00	114,052.57	145,977.00
	JANUS CAP GROUP INC COM	43,900.00	637,549.47	660,256.00
	JOHNSON & JOHNSON COM	82,720.00	4,385,341.09	5,376,800.00
	JOHNSON & JOHNSON COM	62,200.00	3,131,167.39	4,043,000.00
	JOS A BK CLOTHIERS INC COM	2,325.00	60,602.06	100,672.50
	JPMORGAN CHASE & CO COM	13,700.00	480,913.00	483,884.00
	JPMORGAN CHASE & CO COM	178,424.00	5,388,748.79	6,301,935.68
	JUNIPER NETWORKS INC COM	40,500.00	981,496.95	1,019,790.00
	KANBAY INTL INC COM	12,550.00	244,763.53	290,030.50
	KELLOGG CO COM	14,500.00	624,441.23	644,380.00
	KIMBERLY-CLARK CORP COM	36,200.00	1,806,724.56	2,265,758.00
	KINETIC CONCEPTS INC COM NEW	6,325.00	321,732.24	379,500.00
	KINTERA INC COM	14,175.00	125,758.75	48,336.75
	KLA-TENCOR CORP	20,300.00	1,024,137.43	887,110.00
	KNIGHT TRANSN INC COM	36,987.00	612,848.54	899,893.71
	KNIGHT-RIDDER INC COM STK	25,400.00	1,168,932.64	1,558,036.00
	KOHLS CORP COM	24,200.00	1,250,088.30	1,353,022.00
	LAUDER ESTEE COS INC CL A	11,700.00	497,663.57	457,821.00
	LECG CORP COM	6,725.00	131,060.18	142,973.50
	LIFE TIME FITNESS INC COM	3,525.00	105,254.15	115,655.25
	LIGAND PHARMACEUTICALS INC CL B	7,775.00	113,749.98	54,036.25
	LINCOLN NATL CORP COM	54,223.00	1,829,335.12	2,544,143.16
	LINEAR TECH CORP DEL	23,300.00	759,985.25	854,877.00
	LOCKHEED MARTIN CORP COM	48,600.00	1,958,174.44	3,152,682.00
	LOWES COS INC COM	12,300.00	414,897.66	716,106.00
	LUCENT TECHNOLOGIES INC COM STK	163,900.00	1,376,525.37	476,949.00
	LUCENT TECHNOLOGIES INC WT PUR COM EXP 12-10-2007	14,553.00	0.00	11,205.81
	MACROVISION CORP COM	5,350.00	110,939.97	120,589.00
	MANHATTAN ASSOCS INC COM	6,100.00	151,200.04	117,181.00
	MARSH & MCLENNAN CO’S INC COM	159,100.00	5,959,942.01	4,407,070.00
	MATTEL INC COM	164,800.00	3,017,094.55	3,015,840.00
	MAY DEPT STORES CO COM	49,650.00	1,459,915.38	1,993,944.00
	MC DONALDS CORP COM	66,400.00	1,504,604.97	1,842,600.00
	MCAFEE INC COM	14,000.00	258,312.88	366,520.00
	MEADWESTVACO CORP COM	50,800.00	1,341,397.77	1,424,432.00
	MEDICINES COMPANY COM	2,375.00	65,585.45	55,551.25
	MEDICIS PHARMACEUTICAL CORP CL A NEW	8,275.00	217,437.20	262,565.75
	MEDIMMUNE INC COM	80,300.00	1,853,709.18	2,145,616.00
	MEDTRONIC INC COM	51,400.00	2,345,316.11	2,662,006.00
	MELLON FINL CORP COM	104,800.00	2,537,594.64	3,006,712.00
	MERCANTILE BANKSHARES CORP COM	23,200.00	649,619.13	1,195,496.00
	MERCK & CO INC COM	26,500.00	1,222,165.44	816,200.00
	MERCK & CO INC COM	145,400.00	6,587,558.41	4,478,320.00

Harris Corporation Retirement Plan

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 30, 2005

(a)		(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
			(In Shares/Par Value except Participant Loans)		(In Thousands)

Corporate Common Stock

		MERITAGE HOMES CORP COM	7,975.00	162,322.71	634,012.50
		MICREL INC COM	40,450.00	471,921.66	465,984.00
		MICROSOFT CORP COM	346,804.00	10,535,983.53	8,614,611.36
		MICROSOFT CORP COM	134,100.00	3,612,229.14	3,331,044.00
		MILLER HERMAN INC COM	18,900.00	559,410.03	582,876.00
		MOLEX INC COM	20,300.00	514,765.50	528,612.00
		MONSANTO CO NEW COM	25,500.00	1,363,103.76	1,603,185.00
		MORGAN STANLEY	77,700.00	3,969,940.94	4,076,919.00
		MOTOROLA INC COM	132,400.00	2,253,597.34	2,417,624.00
		MYRIAD GENETICS INC COM	4,375.00	111,084.13	68,468.75
		N V R INC COM	295.00	93,949.24	238,950.00
		NABORS INDUSTRIES COM USD0.10	15,000.00	652,533.63	909,300.00
		NATL CY CORP COM	34,600.00	748,554.60	1,180,552.00
		NATL INSTRS CORP COM	20,800.00	457,068.34	440,960.00
		NAVTEQ CORP COM	3,225.00	71,215.62	119,905.50
		NEOPHARM INC COM	6,675.00	94,295.97	66,683.25
		NETWORK APPLIANCE INC DEL	24,200.00	703,742.96	684,134.00
		NEUROCHEM INC COM NEUROCHEM INC COM STK	9,625.00	175,854.95	96,731.25
		NEW YORK TIMES CO CL A ISIN #US6501111073	116,900.00	4,971,463.12	3,641,435.00
		NEWELL RUBBERMAID INC COM	127,900.00	2,898,782.37	3,049,136.00
		NEXTEL PARTNERS INC CL A	18,550.00	138,143.98	466,903.50
		NIKE INC CL B	5,200.00	284,588.44	450,320.00
		NISOURCE INC COM	142,400.00	3,082,175.54	3,521,552.00
		NORFOLK SOUTHN CORP COM	58,300.00	1,620,134.34	1,804,968.00
	*	NORTHN TR CORP COM	21,300.00	715,923.69	971,067.00
		O REILLY AUTOMOTIVE INC COM	41,064.00	661,464.91	1,224,117.84
		O2 MICRO INTL O2 MICRO INTL LTD COM STK	27,525.00	423,507.55	386,726.25
		OMNICOM GROUP INC COM	14,700.00	989,652.10	1,173,942.00
		OPEN SOLUTIONS INC COM STK	7,800.00	166,577.74	158,418.00
		OPTIONSXPRESS HLDGS INC COM STK	7,025.00	138,255.43	106,780.00
		ORACLE CORP COM	184,800.00	2,949,420.58	2,439,360.00
		OUTDOOR CHANNEL HLDGS INC COM NEW COM NEW	2,325.00	32,386.31	31,992.00
		PAC SUNWEAR CAL INC COM	11,500.00	287,578.96	264,385.00
		PALL CORP COM	74,000.00	1,640,086.30	2,246,640.00
		PEDIATRIX MED GROUP COM	2,850.00	119,871.34	209,589.00
		PEETS COFFEE & TEA INC COM	2,550.00	53,101.93	84,252.00
		PENNEY J.C CO INC COM	17,700.00	832,023.36	930,666.00
		PEPSICO INC COM	61,830.00	2,971,686.62	3,334,491.90
		PETCO ANIMAL SUPPLIES INC COM NEW	4,450.00	140,863.46	130,474.00
		PFIZER INC COM STK $.11 1/9 PAR	115,455.00	3,522,061.63	3,184,248.90
		PFIZER INC COM STK $.11 1/9 PAR	8,400.00	240,611.52	231,672.00
		PHARMACEUTICAL PROD DEV INC COM	5,550.00	151,434.11	260,073.00
		PLX TECH INC COM	22,225.00	232,373.32	225,806.00
		PRA INTL COM STK	6,075.00	130,379.90	162,688.50
		PRAXAIR INC COM	14,638.00	423,317.90	682,130.80
		PRECISION CASTPARTS CORP COM	4,300.00	324,095.20	334,970.00
		PROCTER & GAMBLE CO COM	73,600.00	3,385,285.18	3,882,400.00
		PROGRESS ENERGY INC COM	53,300.00	2,331,278.63	2,411,292.00
		PROSPERITY BANCSHARES INC COM COM	7,175.00	144,425.80	205,276.75
		PWR INTEGRATIONS INC COM	16,800.00	396,007.24	362,376.00
		QIAGEN N V COM	15,400.00	112,819.37	177,716.00
		QUALCOMM INC COM COM	67,600.00	2,156,974.70	2,231,476.00
		QUEST DIAGNOSTICS INC COM	13,800.00	465,916.70	735,126.00
		QWEST COMMUNICATIONS INTL INC COM	525,300.00	3,702,338.36	1,948,863.00

Harris Corporation Retirement Plan

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 30, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
		(In Shares/Par Value except Participant Loans)		(In Thousands)

Corporate Common Stock

	RADIOSHACK CORP COM	51,600.00	1,281,766.38	1,195,572.00
	RAYTHEON CO COM NEW COM NEW	70,400.00	2,059,136.02	2,754,048.00
	REDWOOD TR INC COM	6,074.00	302,578.65	313,418.40
	REGIS CORP MINN COM	10,125.00	394,572.93	395,685.00
	RES CONNECTION INC COM	11,600.00	135,928.12	269,468.00
	RESMED INC COM	2,725.00	132,612.84	179,822.75
	RETALIX LTD	2,975.00	61,952.49	63,962.50
	ROBERT HALF INTL INC COM	18,400.00	442,626.60	459,448.00
	ROCKWELL AUTOMATION	20,600.00	324,687.19	1,003,426.00
	ROCKWELL COLLINS INC COM	40,300.00	857,138.68	1,921,504.00
	ROYAL DUTCH PETRO N.Y REGISTRY SH PAR N 1.25 GLDR	74,900.00	3,409,719.26	4,861,010.00
	RUDOLPH TECHNOLOGIES INC COM	8,225.00	138,421.60	117,864.25
	SAFECO CORP COM	36,400.00	1,266,485.22	1,977,976.00
	SALIX PHARMACEUTICALS LTD COM DE	9,100.00	146,143.23	160,706.00
	SBC COMMUNICATIONS INC COM	37,500.00	879,840.62	890,625.00
	SBC COMMUNICATIONS INC COM	112,925.00	3,123,219.38	2,681,968.75
	SCHERING-PLOUGH CORP COM	127,300.00	2,884,215.74	2,426,338.00
	SCHERING-PLOUGH CORP COM	103,900.00	3,229,325.05	1,980,334.00
	SCHLUMBERGER LTD COM STK	36,100.00	2,247,853.45	2,741,434.00
	SCHLUMBERGER LTD COM STK	20,800.00	792,863.92	1,579,552.00
	SCHWAB CHARLES CORP COM NEW	256,100.00	2,309,637.52	2,888,808.00
	SELECT COMFORT CORP OC-CAP STK	7,325.00	135,918.93	156,974.75
	SEMTECH CORP	15,575.00	298,102.51	259,323.75
	SIGMATEL INC COM	5,075.00	135,001.72	87,087.00
	SILICON LABORATORIES INC COM	9,650.00	290,928.97	252,926.50
	SIRF TECH HLDGS INC COM	6,525.00	93,153.25	115,362.00
	SLM CORP COM	22,600.00	858,236.86	1,148,080.00
	SMUCKER J M CO COM NEW	17,500.00	867,425.50	821,450.00
	SPRINT NEXTEL CORP	148,300.00	3,194,824.43	3,720,847.00
	SRA INTL INC CL A	13,550.00	276,149.21	470,456.00
	ST JUDE MED INC COM	21,900.00	437,327.52	955,059.00
	ST PAUL TRAVELERS CORP	65,249.00	2,232,314.35	2,579,292.97
	ST STR CORP COM	12,400.00	637,246.62	598,300.00
	ST STR CORP COM	58,000.00	2,576,269.35	2,798,500.00
	STAPLES INC COM	41,900.00	745,213.07	893,308.00
	STRAYER ED INC COM	2,660.00	278,158.20	229,451.60
	SUN TR BANKS INC COM	37,300.00	2,396,195.22	2,694,552.00
	SYMYX TECHNOLOGIES INC COM	3,700.00	55,815.39	103,526.00
	SYSCO CORP COM	21,200.00	661,652.30	767,228.00
	TARGET CORP COM COM	37,600.00	1,786,007.53	2,045,816.00
	TARO PHARMACEUTICAL IND ORD ILS1	7,225.00	308,715.57	210,030.75
	TECHNE CORP COM	17,425.00	555,365.00	799,981.75
	TECO ENERGY INC COM	41,300.00	554,925.18	780,983.00
	TELUS CORP NON VTG SHS	19,500.00	508,498.27	663,195.00
	TELUS CORPORATION COM NPV	13,300.00	345,401.00	467,584.91
	TESSERA TECHNOLOGIES INC COM COM STK	9,800.00	202,430.83	327,418.00
	TEXAS INSTRS INC COM	121,200.00	3,150,692.76	3,402,084.00
	TEXAS INSTRS INC COM	103,000.00	2,675,169.52	2,891,210.00
	THERMO ELECTRON CORP COM	15,100.00	381,862.98	405,737.00
	TIME WARNER INC NEW COM COM	224,900.00	3,611,400.32	3,758,079.00
	TOLL BROS INC COM	1,700.00	42,721.05	172,635.00
	TREX INC COM	3,325.00	136,358.00	85,452.50
	TRIBUNE CO COM	75,200.00	2,829,058.99	2,645,536.00
	TUESDAY MORNING CORP COM NEW	14,400.00	430,993.60	453,888.00
	TX ROADHOUSE INC COM CL A STK CL A	650.00	11,375.00	22,587.50
	TYCO INTL LTD NEW COM	30,100.00	966,272.69	878,920.00

Harris Corporation Retirement Plan

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 30, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
		(In Shares/Par Value except Participant Loans)		(In Thousands)

Corporate Common Stock

	UCBH HLDGS INC COM	12,300.00	196,673.19	199,752.00
	UN PAC CORP COM	63,700.00	3,503,036.07	4,127,760.00
	UNILEVER NV CVA NLG1.12	25,100.00	1,408,329.32	1,630,279.37
	UNITED PARCEL SVC INC CL B	27,700.00	1,858,999.29	1,915,732.00
	UNITEDHEALTH GROUP INC COM COM	69,800.00	1,991,913.65	3,639,372.00
	UNIVISION COMMUNICATIONS INC CL A	26,900.00	799,888.84	741,095.00
	UNUMPROVIDENT CORP COM	112,700.00	2,633,899.15	2,064,664.00
	URS CORP NEW COM	1,700.00	58,650.00	63,495.00
	UST INC COM	37,000.00	1,107,201.58	1,689,420.00
	UTD SURGICAL PARTNERS INTL INC COM	6,225.00	215,170.68	324,198.00
	VERINT SYS INC COM	3,400.00	76,809.23	109,344.00
	VERIZON COMMUNICATIONS COM	49,700.00	1,692,992.71	1,717,135.00
	VERIZON COMMUNICATIONS COM	86,934.00	3,249,637.06	3,003,569.70
	VIACOM COM CL B	132,500.00	4,997,620.10	4,242,650.00
	VULCAN MATERIALS CO COM	29,000.00	1,383,914.76	1,884,710.00
	WACHOVIA CORP NEW COM	10,700.00	540,272.55	530,720.00
	WALGREEN CO COM	55,700.00	2,083,531.94	2,561,643.00
	WAL-MART STORES INC COM	91,300.00	3,986,825.29	4,400,660.00
	WAL-MART STORES INC COM	59,700.00	2,872,605.18	2,877,540.00
	WASTE MGMT INC DEL COM STK	86,972.00	2,242,132.78	2,464,786.48
	WATERS CORP COM	14,100.00	478,836.59	524,097.00
	WELLS FARGO & CO NEW COM STK	21,600.00	686,210.46	1,330,128.00
	WEST CORP COM	11,125.00	260,016.05	427,200.00
	WHIRLPOOL CORP COM	16,400.00	975,724.92	1,149,804.00
	WILMINGTON TR CORP NEW COM	12,400.00	341,601.73	446,524.00
	WINNEBAGO INDS INC COM	4,600.00	137,928.34	150,650.00
	WRIGHT MED GROUP INC COM	5,300.00	136,925.75	141,510.00
	WRIGLEY WM JR CO CAP	8,100.00	521,256.64	557,604.00
	WYETH COM	68,400.00	3,137,241.40	3,043,800.00
	WYETH COM	82,100.00	3,175,645.46	3,653,450.00
	XCEL ENERGY INC COM	109,400.00	1,915,424.24	2,135,488.00
	XILINX INC COM	29,700.00	967,210.05	757,350.00
	XM SATELLITE RADIO HLDGS INC CL A	18,676.00	597,648.38	628,634.16
	YAHOO INC COM	48,596.00	943,695.06	1,683,851.40
	YANKEE CANDLE CO COM ISIN US9847571042	17,500.00	434,241.96	561,750.00

	Corporate Common Stock Total			594,173,911.13

Participant Loans

	*PARTICIPANT LOAN ASSET — HARRIS CORP.	5.0% to 10.5% Maturing through 2014	-0-	27,460,670.06

	Participant Loans Total			27,460,670.06

Value of Interest in Common/Collective Trusts

	COLTV SHORT TERM INVT FD	1,381,072.65	1,381,072.65	1,381,072.65
	COLTV SHORT TERM INVT FD	9,548,793.52	9,548,793.52	9,548,793.52
	COLTV SHORT TERM INVT FD	2,136,845.29	2,136,845.29	2,136,845.29
	COLTV SHORT TERM INVT FD	2,132,877.36	2,132,877.36	2,132,877.36
	MFB NTGI COLLECTIVE DAILY SMALLCAP EQUITY INDEX FUND-LENDING DAILY VALUATION\	181,745.38	38,527,944.15	39,326,974.05
	MFB NTGI-QM COLTV DAILY AGGREGATE BD INDEX FD-LNDG	51,241.66	16,684,143.96	16,701,091.76
	MFB NTGI-QM COLTV DAILY RUSSELL 1000 EQTY INDEX FD-LENDING	1,466,186.13	199,342,310.31	214,365,209.32
	MFB NTGI-QM COLTV DAILY RUSSELL 2000 GROWTH EQTY INDEX FD-LENDING	250,055.21	39,783,386.77	40,680,481.89

Harris Corporation Retirement Plan

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 30, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
		(In Shares/Par Value except Participant Loans)		(In Thousands)

Value of Interest in Common/Collective Trusts

	MFB NTGI-QM COLTV DAILY S&P 500 EQTY INDEX FD-LENDING	81,934.72	226,144,104.45	256,845,027.39
	MFO BK OF NY COLTV TR AGGREGATE INDEX FD	23,097,694.41	237,119,739.43	247,248,310.80
	MFB NTGI-QM COLTV DAILY RUSSELL 2000 VALUE EQTY INDEX FD-LENDING	83,596.17	28,238,994.76	30,556,740.83

	Value of Interest in Common/Collective Trusts Total			860,924,211.66

Value of Interest in Registered Investment Companies

	MFO SUN TR CLASSIC INSTL MMKT FD #594	32,003,312.59	32,003,312.59	32,003,312.59
	MFO ALLIANZ FDS RCM GLOBAL TECHNOLOGY FDINSTL CL	620,773.78	19,946,049.68	21,124,931.73
	MFO DODGE & COX STOCK FD OPEN END FD	466,925.62	45,598,195.97	60,462,198.53
	MFO NATIONS FD INC INTL VALUE FD INV CL A	2,592,108.74	49,954,308.37	54,771,257.68
	MFO NATIONS FD INC INTL VALUE FD INV CL A	2,802,116.29	44,456,597.89	59,208,717.21
	MFO TROWE PRICE RESERVED INVT FD	9,742,912.31	9,742,912.31	9,742,912.31

	Value of Interest in Registered Investment Companies Total			237,313,330.05

Guaranteed Investment Contracts

	GIC ING USA ANNUITY & LIFE INSURANCE CO CNTRCT # IUS0121 RATE: 3.65% MAT: 8/6/07	10,329,017.04	10,329,017.04	10,329,017.04
	GIC JACKSON NATIONAL LIFE INSURANCE CONTRACT NO. 1473-1 MTY 09/28/07 **INC	11,276,572.52	11,276,572.52	11,276,572.52
	GIC JOHN HANCOCK LIFE CNTRCT #15017-GAC 7.42% MAT: 8/15/05 UNALLOCATED GENERAL	9,580,983.18	9,580,983.18	9,580,983.18
	GIC MET LIFE CONTRACT # 28813 2.83% MAT:3/27/06 UNALLOCATED GENERAL	6,388,701.24	6,388,701.24	6,388,701.24
	GIC MONUMENTAL CNTRCT NO. SV04375Q MTY 05/29/07 RATE 3.84% UNALLOCATE GEN	6,252,566.50	6,252,566.50	6,252,566.50
	GIC SECURITY LIFE OF DENVER CNTRCT #SA- O514 RATE 2.42% MAT 4/19/2006	5,145,312.44	5,145,312.44	5,145,312.44
	GIC TRAVELERS INS CO CONTRCT # GR-18502 RATE 2.92% MAT: 1/31/06 UNALLOCATED	5,360,970.76	5,360,970.76	5,360,970.76
	GIC TRAVELERS INS CO CONTRCT # GR-18614 RATE: 2.41% MAT: 7/10/06 UNALLOCATED	6,288,990.88	6,288,990.88	6,288,990.88
	GIC BANK OF AMERICA CNTRCT # 05-004 RATE 4.752% MAT: 00/00/0000 SYNTHETIC	88,069,508.69	88,069,508.69	88,069,508.69
	GIC IXIS CNTRCT # 1121-02 RATE 4.207% MAT: 00/00/0000 SYNTHETIC	51,409,993.44	51,409,993.44	51,409,993.44
	GIC JP MORGAN CHASE CNTRCT #433121-S RATE 4.184% MAT: 00/00/0000 SYNTHETIC	47,509,589.20	47,509,589.20	47,509,589.20
	GIC MONUMENTAL LIFE CNTRCT # MDA-00683TRRATE 4.417% MAT: 00/00/0000 SYNTHETIC	88,229,908.42	88,229,908.42	88,229,908.42

Harris Corporation Retirement Plan

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 30, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
		(In Shares/Par Value except Participant Loans)		(In Thousands)

Guaranteed Investment Contracts

	GIC STATE STREET CNTRCT # 105004 RATE 4.217% MAT: 00/00/0000 SYNTHETIC	60,713,285.14	60,713,285.14	60,713,285.14
	GIC JPMORGAN CHASE CNTRCT # 433121-LT 4.55 % MAT: 0/0/00 SYNTHETIC	23,846,195.79	23,846,195.79	23,846,195.79
	GIC UBS CNTRCT # 5204 RATE 4.533% MAT:
	00/00/0000 SYNTHETIC	88,271,408.61	88,271,408.61	88,271,408.61

	Total Value of Funds Held in Guaranteed Investment Contracts			508,673,003.85

Real Estate Investments

	CAP AUTOMOTIVE REIT COM SHS SHS	16,200.00	440,001.69	618,354.00
	SIMON PPTY GROUP INC COM	20,668.00	505,006.13	1,498,223.32

	Total Real Estate Investments			2,116,577.32

	Total Investments			$2,231,745,716.57

*Party-in-interest to the Plan

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Harris Corporation Retirement Plan
Employee Benefits Committee,
as Plan Administrator

By:	/s/ Ronald A. Wyse

Ronald A. Wyse, Plan Administrator
Date: December 23, 2005